Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3, No. 333-105196) and related Prospectuses of GATX Financial Corporation for the registration of $1,000,000,000 of debt securities and pass through certificates and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the consolidated financial statements of GATX Financial Corporation, GATX Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GATX Financial Corporation included in its Annual Report (Form 10-K/A) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
Ernst & Young LLP
Chicago, Illinois
April 19, 2006